UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Auerbuch            Boris J.
   48664 Milmont Drive


   Fremont CA 94538
2. Issuer Name and Ticker or Trading Symbol
   Premisys Communication, Inc. (PRMS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President & CTO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  08/18/98    M        9,375         A  $8.187500                   D  Direct
Common Stock                                  08/18/98    M        13,326        A  $2.000000                   D  Direct
Common Stock                                  08/18/98    M        22,645        A  $5.250000                   D  Direct
Common Stock                                  08/18/98    C        66,739        A  $5.250000    272,991        D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Incentive Stock Option (right  $2.000000       08/18/98       M                          13,326                        07/13/04
to buy)
Incentive Stock Option (right  $5.250000       08/18/98       M                          22,645                        03/14/05
to buy)
Incentive Stock Option (right  $5.250000       08/18/98       M                          66,739                        03/14/05
to buy)
Non-Qualified Stock Option     $8.187500       08/18/98       M                          9,375                         04/24/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  08/18/98  Common Stock                   13,326                    0             D   Direct
to buy)
Incentive Stock Option (right  08/18/98  Common Stock                   22,645                                  D   Direct
to buy)
Incentive Stock Option (right  08/18/98  Common Stock                   66,739                    21,000        D   Direct
to buy)
Non-Qualified Stock Option     08/18/98  Common Stock                   9,375                     18,125        D   Direct
(right to buy)

Explanation of Responses:

-
Includes 675 Shares acquired under the Premisys Communications, Inc. Employee Stock Purchase Plan in July 1998.

SIGNATURE OF REPORTING PERSON
/S/ Auerbuch            Boris J.
DATE